Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee of the

Sirius XM Radio 401(k) Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-179600) on Form S-8 of Sirius XM Holdings Inc. of our report dated June 10, 2015, with respect to the statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Sirius XM Radio 401(k) Savings Plan.

/s/ KPMG LLP

New York, New York

June 10, 2015